Exhibit 99.1

Notice of Annual General Meeting
to be held on 24 July 2015

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

   12 June, 2015
To: All ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder

This letter encloses the notice of the Annual General Meeting of ICON plc (the AGM) to be held at 10.30am (Dublin time) on 24 July 2015.

ICON had another year of growth and success in 2014.  The table below shows that our 2014 key performance indicators exceeded our 2013 key performance indicators and further built on our progress since 2011.

	Earnings Per Share	Revenue	Share Price (as at 31 December)
2011	$0.52	$946 million	$17.11
2012	$1.00	$1.12 billion	$27.76
2013	$1.77	$1.34 billion	$40.42
2014	$2.87	$1.5 billion	$50.99

With 2015 marking the 25th anniversary of ICON’s foundation in 1990, the ICON Board is confident that ICON will continue to build on its remarkable success over the last 25 years.  I would like to thank all ICON employees for their hard work during 2014.

Further information on ICON’s 2014 performance is available in our Annual Report and Form 20-F which are on our website at http://investor.iconplc.com/annuals.cfm.

Business of the AGM
There are 9 resolutions in total which deal with:
-	re-election of Mr. Ciaran Murray, Dr. Ronan Lambe and Mr. Declan McKeon as directors (please see section below “ICON Board Update” for more details);
-	receipt of the 2014 accounts;
-	remuneration of the auditors;
-	issuing and buy back of shares (3 resolutions); and
-	reissue of treasury shares.

There will also be a review of the affairs of the Company at the AGM.

There is no resolution dealing with executive compensation as ICON, being a foreign private issuer, is not obliged to provide a “say on pay” shareholder resolution on executive compensation. However, for your reference, the Schedule to this letter sets out details of the 2014 compensation of ICON’s executive officers and long term incentives issued to them in March 2015.

ICON Board Update
In 2014, both Ms. Mary Pendergast (February 2014) and Dr. Hugh Brady (April 2014) were appointed as non-executive directors and Ms. Cathrin Petty retired from the Board in January 2014.  There were no other Board changes in 2014 or to date in 2015.  We have 9 directors – 8 non-executive and 1 executive (Mr. Ciaran Murray, our CEO).  Only Mr. Ciaran Murray and Dr. John Climax (our former Chairman and co-founder) are not independent as per the definition of independence in the NASDAQ Rules.  The remaining 7 directors are independent as per the NASDAQ Rules.  All members of the Audit, Nominating and Governance and Compensation and Organisation Committees of the Board are independent for the purposes of the NASDAQ rules.

ICON plc – Notice of Annual General Meeting 2015	2

At the AGM, one third of the Board will stand for re-election in accordance with our Articles of Association (bye-laws).  This means that Mr. Ciaran Murray, Dr. Ronan Lambe and Mr. Declan McKeon will offer themselves for re-election.  Biographies of the directors standing for re-election are included in the attached summary of the resolutions.

Each of the directors standing for re-election demonstrates the necessary commitment to the role and provides valuable skills, knowledge and experience and makes important contributions to the working of the Board. I can confirm that the ICON Board is satisfied that each director does not have a relationship that, in the opinion of the Board, would interfere with exercising independent judgement in carrying out his responsibilities.

Form of Proxy and Voting & Details of Resolutions
The Form of Proxy for the AGM is enclosed separately.  Please refer to pages 12 and 13 for details as to how to vote your shares and return your form of proxy.  Also, the resolutions are summarized on pages 6 to 8 and the full text of the resolutions is on pages 9 and 10.

Recommendation
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders.  Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.  On 8 June 2015, the directors held 1,226,336 Ordinary Shares representing approximately 2.05% of the issued ordinary share capital of the Company.

Yours sincerely,

Thomas Lynch
Chairman

ICON plc – Notice of Annual General Meeting 2015	3

Schedule - Executive Compensation

ICON’s Executive Officers 2014 Compensation
The compensation (excluding long term incentives) for ICON’s 3 executive officers in respect of 2014 was:

	Salary US$	Bonus US$	Pension Contribution US$	Other Compensation US$	Total US$
Mr. Ciaran Murray	1,183,989	5,427,120*	148,455	46,682	6,806,246
Dr. Steve Cutler	702,717	2,290,500*	175,162	29,699	3,198,078
Mr. Brendan Brennan	477,567	1,333,292*	59,696	30,996	1,901,551

* The bonus amounts listed above for each of our executive officers includes both a normal and a special bonus in respect of 2014.  The normal bonuses were: Mr. Ciaran Murray $1,875,000, Dr. Steve Cutler $900,000 and Mr. Brendan Brennan $417,960.  In addition to the normal bonuses, the executive officers were awarded special bonuses in recognition of their key roles in ICON’s exceptional performance in 2014.  These special bonuses were: Mr. Ciaran Murray $3,552,120, Dr. Steve Cutler $1,390,500 and Mr. Brendan Brennan $915,332.

In respect of long term incentives, in March 2015 the Compensation and Organisation Committee approved a Long Term Incentive Plan after being independently advised by Towers Watson in relation to the plan.  The plan is designed to incentivise the executive officers in a manner consistent with the Company’s and shareholders’ interests and granted to each executive officer:

Performance Stock Units (PSUs) (50% of each executive officer’s grant) – restricted stock units which vest subject to the following 2 conditions: (i) the Company’s cumulative EPS for 2015 to 2017 (the EPS Period) and (ii) the executive still being employed by ICON in March 2018.  Assuming the employment condition is met, if the actual EPS for the EPS Period:
-	is less than the threshold EPS set out in the plan, none of the PSUs vest; or
-
is more than the threshold EPS but less than target EPS set out in the plan, some of the target amount of PSUs vest with the shortfall from actual to target EPS determining how many of the target PSUs vest; or

-	equals the target EPS, the target number of PSUs set out in the plan vest; or
-
exceeds the target EPS, the target number of PSUs set out in the plan vest and additional PSUs shall be issued depending on the level of EPS overachievement (but the amount of additional PSUs is capped at the same amount as the target PSUs).

Share Options (20% of each executive officer’s grant) – the options vest over a 5 year period after they were issued in March 2015 at a rate of 20% per year if the executive remains employed by ICON.

Restricted Stock Units (RSUs) (30% of each executive officer’s grant) – restricted stock units which vest if the executive is still employed on the vesting date.  The RSUs vest 33.33% per year over a 3 year period from their grant in March 2015.

ICON plc – Notice of Annual General Meeting 2015	4

The total value of awards granted under the plan to the 3 executives (based on all awards being valued at the share price in March 2015 (when the awards were granted), stock options being valued using the Black Scholes method and assuming the actual EPS for the EPS Period equals the target EPS as set out in the plan and the executives all remaining employed by ICON until March 2020 (by when the last 20% tranche of the Share Options will vest)):

Mr. Ciaran Murray – $5,793,750 (consisting of $1,738,125 for his RSUs, $2,896,875 for his PSUs and $1,158,750 for his Share Options).
Dr. Steve Cutler – $3,090,000 (consisting of $927,000 for his RSUs, $1,545,000 for his PSUs and $618,000 for his Share Options).
Mr. Brendan Brennan - $1,017,036 (consisting of $305,111 for his RSUs, $508,518 for his PSUs and $203,407 for his Share Options).

The grants are subject to ICON’s equity retention policy for certain senior executives.  This means that the 3 executive officers must retain for a period of 5 years from vesting 20% of the equity issued to them as set out above.  This obligation is subject to the terms and conditions of the equity retention policy, one of which is the retention obligations are capped at twice the executive officer’s base salary.

It is important to note that the executives have significant tax liabilities when the RSUs and PSUs vest (irrespective of whether the RSUs/PSUs are sold on vesting or retained).  Accordingly, the 20% retention obligation was set taking into account that, for example, an Irish based executive would under current tax laws have to pay tax on vesting equal to the value of approximately 52% of the vested RSUs and PSUs.  Assuming he sold approximately 52% of his vested RSUs and PSUs to fund his tax obligation, he would then be free to sell a further approximately 28% of the vested RSUs and PSUs but would be obliged to retain 20% of the vested RSUs and PSUs for the 5 year retention period subject to the terms and conditions of the equity retention policy.

ICON plc – Notice of Annual General Meeting 2015	5

SUMMARY OF AGM RESOLUTIONS

There are 9 separate resolutions in total - 5 ordinary resolutions (resolutions 1 to 3 - which require approval of a simple majority of the votes cast in person or by proxy) and 4 special resolutions (resolutions 4 to 7 - which require approval of 75% of the votes cast in person or by proxy).

Ordinary Business
Resolution 1 – to re-elect, by separate resolutions, the following non-executive directors:

Resolution 1.1 – re-election of Mr. Ciaran Murray as a director.  Ciaran Murray is the Chief Executive Officer of ICON plc. He joined ICON as Chief Financial Officer in 2005 and served in that capacity until his appointment as Chief Executive Officer in 2011. Mr. Murray is an executive with 30 years of leadership experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals including PricewaterhouseCoopers, Kraft Foods, Novell Inc., Northern Foods and Codec DSS. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014 Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the biopharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.

Resolution 1.2 – re-election of Dr. Ronan Lambe as a director.  Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. He has served as a non-executive director of the Company since January 2008.  Dr. Lambe has over 30 years of experience in the contract research industry. Dr. Lambe attended the National University of Ireland where he received his Bachelor of Science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976.  Dr. Lambe is of particular value to the Board as he is a member of the Board Quality Committee which allows the Quality Committee to avail of his deep operational knowledge of and experience in the CRO industry.

Resolution 1.3 – re-election of Mr. Declan McKeon as a director. Declan McKeon has served as a non-executive director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership of the PricewaterhouseCoopers Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PricewaterhouseCoopers and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Further information on the experience, qualifications and industry knowledge of the directors is available from the Annual Report and/or Form 20-F at http://investor.iconplc.com/annuals.cfm.

Resolution 2 – to receive and consider ICON’s 2014 accounts which have been audited by KPMG, ICON’s independent auditors.

ICON plc – Notice of Annual General Meeting 2015	6

Resolution 3 – authorises the directors to fix the remuneration of the auditors.

Special Business
The special business of the meeting authorises the Company to issue and buy back shares and authorises the price range at which the company can reissue shares. Shareholders are likely to be surprised to see share issuance resolutions being proposed for this AGM as, at our 2013 AGM, the Company passed share issuance resolutions with 5 year terms.  However, the Irish Companies Act 2014 was implemented in a way that means that the share issuance resolutions passed in 2013 are not effective for the full 5 years that they should have been.  This means we now need to pass further share issuance resolutions.

Apart from the share issuance resolutions (resolutions 4 and 5), the other resolutions in this section relate to share buy-back and re-issuance and they are standard resolutions.

Resolution 4 - authorises the directors to issue shares, subject to resolution 5, until the earlier of the next Annual General Meeting of the Company or 23 January 2017 up to an aggregate of 20% of the share capital of the Company without further shareholder approval.  This resolution is required under Irish law as the Company is an Irish incorporated company. The 20% cap on this resolution aligns the resolution with the NASDAQ rules which provide that up to 20% of share capital can be issued without shareholder approval. In addition to the 20% cap, this resolution is subject to resolution 5 which puts a 5% cap on the number of shares that can be issued without being offered to existing shareholders on a pro-rata basis.

Resolution 5 - authorises the directors to issue shares, subject to resolution 4, until the earlier of the next Annual General Meeting of the Company or 23 January 2017 up to an aggregate of 5% of the share capital of the Company for cash without having to offer the shares to existing shareholders on a pro rata basis. A resolution authorising the issuance of shares for cash without such offer round is a requirement of Irish law and there is no such requirement under the NASDAQ rules.

The caps on resolutions 4 and 5 are different but complementary and they give shareholders significant anti-dilution protection which is far in excess of the protection that shareholders of a non-Irish NASDAQ company would have. Every year since the Company was listed (apart from 2014 as resolutions with 5 year authority were passed in 2013), the directors have put resolutions to authorise the issue of shares and to disapply offer round (like  resolutions 4 and 5) to the shareholders and each such resolution has been passed. As above, this year the authorities under these resolutions expire on the earlier of the next Annual General Meeting of the Company or 23 January 2017.

Resolution 6 - authorises the Company to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company.  It is important both for the Company and shareholders that the Company has this flexibility to implement a buy back (without having to seek further shareholder approval) if the market conditions favour a buy back.  It should also be noted that the NASDAQ rules do not require shareholder approval to do a share buy-back and this resolution is required as the Company is an Irish incorporated company and Irish law requires shareholders to pass such a resolution to give directors the authority to put a buy back in place. The authority under this resolution expires on the earlier of the 2016 Annual General Meeting and 23 January 2017.

Resolution 7 – authorises the price range at which the Company can reissue shares that it holds as treasury shares. Any share buyback activity by the Company will result in ordinary shares either being cancelled or re-issued as treasury shares. We may reissue treasury shares that we acquire through our proposed share buyback activities including in connection with our executive compensation programme, our employee restricted share unit programme and our other compensation programmes.  As a result of using this authority in this way, ICON would avoid the need to issue new shares (and the resulting shareholder dilution) when vesting of equity awards triggers the requirement to issue shares to employees.

ICON plc – Notice of Annual General Meeting 2015	7

Under Irish company law, our shareholders must authorise the price range at which we may reissue any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorisation expires after eighteen months unless renewed; accordingly, we expect to propose renewal of this authorisation at subsequent annual general meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reissued are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date of re-issuance. Any reissuance of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

ICON plc – Notice of Annual General Meeting 2015	8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 24 July 2015 at 10.30 a.m.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

1.
To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election:

1.1	Mr. Ciaran Murray;
1.2	Dr. Ronan Lambe; and
1.3	Mr. Declan McKeon.

2.	To receive and consider the accounts for the year ended 31st December 2014 and the reports of the Directors and auditors thereon.

3.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following special resolutions:

4.
“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act 2014) up to a maximum amount equal to an aggregate nominal value of €718,884.52 representing 20% of the issued ordinary share capital of the Company on 8 June 2015; provided that this authority shall expire on the earlier of the date of the next Annual General Meeting of the Company or 23 January 2017, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

5.
“That, subject to the passing of Resolution 4, the Directors be and are hereby empowered pursuant to Section 1022 and Section 1023(3) of the Companies Act 2014, to allot equity securities (as defined in Section 1023 of that Act) for cash as if the provisions of sub-section (1) of the said Section 1022 did not apply to any such allotment up to a maximum amount equal to an aggregate nominal value of €179,721.13 representing 5% of the issued ordinary share capital of the Company on 8 June 2015; provided that this exclusion of the applicability of Section 1022(1) of the Companies Act 2014 shall expire on the earlier of the date of the next Annual General Meeting of the Company or 23 January 2017, save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

6.
“That the Company and/or any subsidiary (as such expression is defined by Section 7 of the Companies Act 2014) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 1072(2) of the Companies Act 2014) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act 2014 and the following restrictions and provisions:

ICON plc – Notice of Annual General Meeting 2015	9

(i)
The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on date of passing of this resolution;

(ii)	The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)
The maximum price (exclusive of expenses) to be paid for any ordinary share shall be an amount equal to 115% of the NASDAQ Official Close Price (the “NOCP”) (as reported by NASDAQ) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.

The authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company or 23 January 2017 or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority herby conferred had not expired.”

7.	“That the reissue price range at which any treasury shares held by the Company may be reissued off-market shall be as follows:

(a)	the maximum price at which such treasury share may be reissued off-market shall be an amount equal to 120% of the "market price"; and

(b)
the minimum price at which a treasury share may be reissued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

(c)
for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date of re-issuance.

The authority hereby conferred to reissue treasury shares shall expire eighteen months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Section 1078 of the Companies Act 2014.”

By the Order of the Board.

Diarmaid Cunningham
Company Secretary	12 June, 2015

ICON plc – Notice of Annual General Meeting 2015	10

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

ICON plc – Notice of Annual General Meeting 2015	11

NOTES:

1.           Information and Documentation
Information regarding the Annual Meeting is available on the Company’s website www.iconplc.com and from www.proxyvote.com.  If you require a paper copy of the Form 20-F or Annual Report please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

2.	Who is eligible to vote and how?
If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of Members of the Company as at 4.59pm Dublin time on 22 July 2015 or if the Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Meeting, or if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.  For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at 2 June 2015.

Depending on whether your shares are registered in your name or whether your shares are held in a "street name" the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. In the case of joint holders the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so. A proxy need not be a Member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

A Form of Proxy is enclosed with this notice of Meeting for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of the Company, so as to be received no later than 4.59pm Dublin time on 22 July 2015 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialled by the person who signs it.

Alternatively, provided it is received no later than 4.59pm Dublin time on 22 July 2015 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Annual Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Annual Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your Form of Proxy.

In the case of a corporation the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at 2 June 2015 your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

ICON plc – Notice of Annual General Meeting 2015	12

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply complete and mail the voting instruction card as per the instructions from your broker, bank or other agent to ensure that your vote is counted.

3.	How many votes do you have?
The total number of issued ordinary shares on 8 June 2015 was 59,907,043. On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary Resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special Resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

4.           Broker Voting
If your shares are held by a broker on your behalf (that is, in “street name”), and you do not instruct the broker as to how to vote these shares, the broker may not exercise discretion to vote for or against any of the proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the proposals. Please instruct your bank or broker so your vote can be counted.

5.           Can I change my vote after submitting my proxy?
              Shareholder of Record: Shares Registered in Your Name
              Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

●
You may submit another properly completed proxy with a later date. Your revised proxy must be received before the commencement of the meeting at 10.30am Dublin time on 24 July 2015 or if the Annual Meeting is adjourned, before the commencement of the adjourned meeting;

●
You may send a written notice that you are revoking your proxy to Erina Fox, Assistant Company Secretary, ICON plc at the registered office of the Company (being South County Business Park, Leopardstown, Dublin 18, Ireland) or by email to IR@iconplc.com. Your notice must be received before the commencement of the meeting at 10.30am Dublin time on 24 July 2015 or if the Annual Meeting is adjourned, before the commencement of the adjourned meeting; or

●	You may attend the Annual Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

6.           What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

ICON plc – Notice of Annual General Meeting 2015	13